Exhibit 12.1
GTx, Inc.
Computation of Deficiency of Earnings Available to Cover Fixed Charges

	Year Ended December 31,
	2009	2008	2007	2006	2005

Loss:
Pretax loss from continuing operations	$(46,494)	$(51,780)	$(40,359)	$(35,510)	$(36,839)
Fixed charges (from below)	104	89	35	32	32

Total loss	$(46,390)	$(51,691)	$(40,324)	$(35,478)	$(36,807)

Fixed charges:
Estimated interest portion of rent expenses	$104	$89	$35	$32	$32

Total fixed charges	$104	$89	$35	$32	$32

Coverage deficiency	$(46,494)	$(51,780)	$(40,359)	$(35,510)	$(36,839)